CSB BANCORP, INC.

EXHIBIT 11

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended
	March 31,
	2005	2004
Basic Earnings Per Share
Net income	$666,813	$521,451

Weighted average common shares	2,644,965	2,644,350

Basic Earnings Per Share	$0.25	$0.20

Diluted Earnings Per Share
Net income	$666,813	$521,451
Weighted average common shares	2,644,965	2,644,350
Weighted average effect of assumed stock options	8,797	3,726

Total	2,653,762	2,648,076

Diluted Earnings Per Share	$0.25	$0.20